BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, November 8, 2010

Comisión Nacional de Valores (National Securities Commission)

Ref.: Program for the issuance and re- issuance of Ordinary Negotiable Obligations for up to US$2,000,000,000 - Redemption.

Dear Sirs,

I am writing in order to inform you that on November 5, 2010, Banco de Galicia y Buenos Aires S.A. (“the Bank”) decided to redeem certain Negotiable Obligations due 2014, as detailed below:

* Negotiable Obligations due 2014, with a face value of US$143,053,051 (one hundred and forty-three million, fifty-tree thousand, and fifty-one US Dollars)

Said Negotiable Obligations were redeemed at a price equal to their par value; the Bank paid in cash the amount of US$102,311,901 (one hundred and two million, three hundred and eleven thousand, and nine hundred and one US Dollars) for the outstanding principal and total interest accrued up to November 4, 2010. With this redemption, all Negotiable Obligations due 2014 have now been redeemed.

Consequently, we request that you give effect to the total redemption of the public offering of the Negotiable Obligations due 2014.

Respectfully,

Patricia Lastiry
Attorney-in-fact